UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-35563

PEMBINA PIPELINE CORPORATION

(Name of registrant)

(Room #39-095) 4000, 585 8th Avenue S.W.

Calgary, Alberta T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐  Form 20-F            ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date: July 18, 2017	By:	/s/ Scott Burrows
	Name:	Scott Burrows
	Title:	Senior Vice President and Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Audited consolidated statement of financial position of Veresen Inc. as at December 31, 2016 and December 31, 2015 and the consolidated statements of income (loss), comprehensive income (loss) shareholders’ equity and cash flows for Veresen for the years then ended, together with the notes thereto and the auditors’ report thereon.

99.2	Unaudited consolidated financial statements of Veresen, together with the notes thereto, as at and for the three months ended March 31, 2017.

99.3	Pro forma consolidated financial statements.